SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces price reductions for its products

(Rio de Janeiro, April 28, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces that it is informing to its customers today reductions in the prices of its products as per the table below, to be effective from zero hour of April 30, 2003 (Adjustments to the average invoice ex-(Petrobras)refinery price excluding ICMS (value added tax).

Product	Excluding CIDE and PIS/Cofins	Including CIDE and PIS/Cofins
Gasoline	-10.0%	-6.5%
Diesel	-10.0%	-8.6%
Fuel Oil	-18.3%	-18.0%

The price of gasoline and diesel oil at the refineries is composed of the Petrobras realization price and Federal and State taxes. The Intervention Contribution in the Economic Domain (CIDE) is one of the federal taxes. This Contribution, which has a specific fixed value (excise tax), currently of R$ 0,5411/litre for gasoline and R$ 0,2180/litre for diesel, mitigates the transfer to the consumer of refinery prices changes.

During the first quarter of 2003, international market prices of oil and its derivatives and the foreign exchange rate rose to levels which exceeded those practiced when prices were previously established on December 29, 2002. However, Petrobras did not re-adjust its prices since that date.

Recently international market prices and the foreign exchange rate have receded so that Petrobras took the decision to reduce the prices of these oil derivatives.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.